SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP ANNOUNCES RESULTS
                                --------------------------

 For immediate Release
Contact:       Michael Perman
Phone:         (44) 0207-065-3942

-------------------------------------------------------------------------------

AMVESCAP REPORTS FOR YEAR ENDED DECEMBER 31, 2005
Company Building Renewed Business Momentum

London, February 7, 2006 - AMVESCAP reported that profit before tax for the 2005 year amounted to $360.1 million (2004: $39.0 million). The results for 2005 include a $75.7 million restructuring charge, and the 2004 results included a charge of $413.2 million representing the U.S. regulatory settlement, collectively referred to as "the Adjustment" or "the Adjustments". Operating profit for 2005 amounted to $424.6 million (2004: $87.3 million). Operating profit before the Adjustments for 2005 amounted to $500.3 million
(2004:  $500.5 million).
Diluted earnings per share before the Adjustments was $0.34 for 2005
(2004:  $0.35).  (NYSE: AVZ).

"Our work during the past months has laid a strong foundation for success in 2006," said AMVESCAP president and CEO Martin L. Flanagan. "We are building renewed business momentum by taking advantage of AMVESCAP's inherent global strengths, simplifying our operating platform, and with our recently announced combination with PowerShares, creating a unique industry product line featuring both actively managed mutual funds and distinctive ETFs."

"Our restructuring actions will allow AMVESCAP to reduce costs by operating more efficiently and effectively," added Mr. Flanagan. "Assuming a continuation of the current business environment, the actions we are taking should allow us to reduce 2006 operating expenses by approximately $120 million."

-----------------------------------------------------------------------------------
                         Results for Year Ended      Results before the Adjustments
                                December 31,         for the Year Ended December 31,
                        ------------------------    -------------------------------
                              2005       2004(a)             2005           2004(a)
                        ----------   -----------         ---------       ----------
Net Revenues             $2,173.2m     $2,124.5m         $2,173.2m        $2,124.5m
Operating expenses       $1,748.7m     $2,037.1m         $1,673.0m        $1,623.9m
Operating profit           $424.6m        $87.3m           $500.3m          $500.5m
Net operating margin(b)      19.5%          4.1%             23.0%            23.6%
Profit before tax          $360.1m        $39.0m           $435.8m          $452.2m
Earnings per share:
   --basic                   $0.27        $(0.05)            $0.34            $0.35
   --diluted                 $0.26        $(0.05)            $0.34            $0.35
-----------------------------------------------------------------------------------

(a) 2004 results have been restated to reflect the transition from U.K. Generally Accepted Accounting Practice ("U.K. GAAP") to International Financial Reporting Standards ("IFRS") and have been translated into U.S dollars, the presentation currency of AMVESCAP. See Note 10 for reconciliations of AMVESCAP's U.K. GAAP results to IFRS.
(b)  Net operating margin is equal to Operating profit divided by Net revenues.

Quarterly Earnings Summary

AMVESCAP's fourth quarter of 2005 includes the Adjustment of $75.7 million ($58.3 million after tax, or $0.07 per share), which was recorded as part of the operating review that the company has been implementing across all business units. The Adjustment includes staff termination, property, and fund rationalization costs. See Note 7 for additional details. Also during the fourth quarter, AMVESCAP redenominated its share capital and changed its presentation currency from sterling to U.S. dollars. See Note 3 for further information.

Net revenues (total revenues less third-party distribution, service and advisory fees) for the three months ended December 31, 2005, were $551.4 million (3rd quarter 2005: $536.2 million). As required under IFRS, third-party distribution, service and advisory fees are now presented separately from total revenues on the income statement. Operating expenses before the Adjustment totaled $427.3 million for the fourth quarter of 2005 (3rd quarter 2005: $423.2 million). Included within General and Administrative expenses during the fourth quarter of 2005 is a non-cash goodwill impairment charge of $16.6 million ($10.4 million after tax, or $0.01 per share) related to the Atlantic Trust business. See the supplemental schedule included in this earnings release for additional information. The net operating margin before the Adjustment for the three months ended December 31, 2005 was 22.5% (3rd quarter 2005: 21.1%).

Profit before tax and the Adjustments for the three months ended December 31, 2005 amounted to $94.3 million, compared to $119.1 million in the third quarter of 2005. Included in Other (loss)/income for the fourth quarter of 2005 is an $11.3 million expense associated with a capital infusion into our Taiwan bond funds. In addition, we incurred a non-cash loss of $6.8 million related to the foreign exchange revaluation of our senior notes into sterling. This loss was recorded pursuant to our adoption of International Accounting Standard ("IAS") 39, "Financial Instruments: Recognition and Measurement", as discussed in Note 2, before the redenomination from sterling to U.S. dollars. See the supplemental schedule included in this earnings release for additional information regarding these charges. Diluted earnings per share before the Adjustments amounted to $0.07 for the three months ended December 31, 2005 (2004: $0.09).

Annual Earnings Summary

Net revenues for 2005 were $2,173.2 million (2004: $2,124.5 million). Operating expenses before the Adjustments totaled $1,673.0 million for 2005 (2004:
$1,623.9 million). In addition to the impairment charge noted previously, operating expenses for 2005 include several charges relating to continuing reviews of the business. Included in Property and Office expenses in the third quarter are onerous lease charges of $11.4 million related to the finalization of sub-lease arrangements that were originally estimated and expensed in a $37.0 million charge in the third quarter of 2004. Also in the third quarter is an $11.8 million recruitment charge, recorded in Compensation expenses. Additionally, the outsourcing of the German banking operation and pending sale of the banking license resulted in a charge of $4.7 million included within Compensation expenses in the third quarter. See the supplemental schedule included in this earnings release for additional information regarding these charges. The net operating margin before the Adjustments for 2005 was 23.0% (2004: 23.6%).

Profit before tax and the Adjustments for 2005 amounted to $435.8 million (2004:
$452.2 million). We recorded a $32.6 million gain from the sale of the AMVESCAP Retirement business in the third quarter, offset by a charge related to the outsourcing of the defined contribution platform in the U.K. of $7.2 million. Fourth quarter charges relating to the capital infusion into the Taiwan bond funds and the foreign exchange loss also contributed to Other (loss)/income during the year. See the supplemental schedule included in this earnings release for additional information regarding these items. Diluted earnings per share before the Adjustments amounted to $0.34 for the year ended December 31, 2005 (2004: $0.35).

Dividends

The Board has recommended a final dividend for 2005 of 5.5p per share, approximately $0.10 per share at an exchange rate of $1.74 per (pound)1.00 (2004: 5.0p per share), resulting in a total dividend of 9.5p per share for 2005 (2004: 7.5p). The final dividend, if approved by shareholders at the Annual General Meeting on April 27, 2006, will be paid on May 4, 2006, to shareholders on the register as of March 31, 2006. The ex-dividend date will be March 29, 2006. Future dividends will be declared in U.S. dollars.

Assets Under Management

Assets under management at the end of 2005 were $386.3 billion (2004: $382.1 billion). Average assets under management during the fourth quarter were $380.9 billion, compared to $378.1 billion for the preceding quarter and $374.0 billion for the fourth quarter of 2004. Average assets under management for 2005 were $377.6 billion, compared to $371.3 billion in 2004.

Net outflows for the year ended December 31, 2005, were $16.2 billion, with sales of $66.3 billion and redemptions of $82.5 billion. For the fourth quarter of 2005, net outflows were $3.7 billion, with sales of $15.8 billion and redemptions of $19.5 billion. Fourth quarter 2005 net outflows included the loss of a $1.4 billion sub-advised client in our U.S. Retail channel. Additional analysis of assets under management is included in the supplemental schedules in this earnings release.

Transition to IFRS

Effective January 1, 2005, AMVESCAP began recording its results of operations under IFRS. The comparative period has been restated to apply these IFRS on a consistent basis. Prior to this date, AMVESCAP prepared its consolidated financial statements under U.K. GAAP. The most significant changes affecting AMVESCAP's financial reporting due to the IFRS transition are:
o The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill into the currency of the underlying acquired entities (IAS 21);
o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2);
o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2);
o  The inclusion in the balance sheet of all employee benefit liabilities
   (IAS 19); and
o The reclassification of certain income statement and balance sheet items for disclosure purposes, including the presentation of third-party distribution fees, service fees and advisory fees in the income statement separately from total revenues.

The underlying business transactions and cashflows of AMVESCAP did not change upon the transition to IFRS. The transition to IFRS resulted in the reduction of total shareholders' funds from the U.K. GAAP figure at January 1, 2004 (transition date) of $208 million. This reduction is due primarily to the redenomination of goodwill and management contract intangible assets into the currency of the underlying acquired entities. Under U.K. GAAP, these balances were recorded in pounds sterling. For the year ended December 31, 2004, the transition to IFRS resulted in the addition of $276 million to profit for the year, primarily due to the cessation of goodwill amortization previously recorded under U.K. GAAP. Diluted earnings per share for the year ended December 31, 2004 was a loss of $0.05 under IFRS, compared with a loss of $0.39 under U.K. GAAP. See Note 10 for further details.

AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005 and is expected to be sent to shareholders in March, 2006.

AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, INVESCO Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional investment solutions for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, February 7, 2006, at 2:00 p.m. GMT (9:00 a.m. EST), by dialing one of the following numbers: 1-773-756-0108 or 1-888-455-2053 for U.S. callers. An audio replay of the conference call will be available until Tuesday, February 14, 2006, at 10:00 p.m. GMT (5:00 p.m. EST) by calling 1-203-369-1038 or 1-866-436-9392 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                    # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this release, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Consolidated Income Statement
             (Unaudited, in thousands other than per share amounts)

                                          Year Ended Dec 31,
                                  -------------------------------
                                         2005                 2004     % Change
                                  --------------     -------------     --------

Revenues:
  Management                          $2,213,650        $2,052,664          7.8%
  Service and distribution               538,210           593,265        (9.3)%
  Other                                  127,358           111,562         14.2%
                                  ---------------     ------------

Total revenues                         2,879,218         2,757,491          4.4%
  Third-party distribution,
  service and advisory fees            (705,981)         (633,030)         11.5%
                                  ---------------    -------------

 Net Revenues                          2,173,237         2,124,461          2.3%
                                  ---------------    -------------
Operating expenses:
  Compensation                        (1,044,706)         (966,788)         8.1%
  Marketing                             (139,560)         (129,098)         8.1%
  Property and office                   (130,294)         (169,290)      (23.0)%
  Technology/telecommunications         (138,966)         (148,709)       (6.6)%
  General and administrative            (219,462)         (210,040)         4.5%
  Restructuring charge                   (75,690)                --          N/A
  U.S. regulatory settlement                  --          (413,211)     (100.0)%
                                  ---------------   ---------------
Total operating expenses              (1,748,678)       (2,037,136)      (14.2)%
                                  ---------------   ---------------
Operating profit                          424,559            87,325       386.2%
Gain on sale of business                   32,626            11,831       175.8%
Other (loss)/income                      (11,965)            21,044          N/A
Interest expense                         (85,142)          (81,171)         4.9%
                                  ---------------   ---------------
Profit before taxation                    360,078            39,029       822.6%
Taxation - U.K.                          (18,013)           (2,391)       653.4%
Taxation - overseas                     (128,677)          (72,297)        78.0%

                                  ---------------   ---------------
Profit/(loss) after taxation              213,388           (35,659)         N/A
Minority interests                        (1,148)              (536)      114.2%
                                  ---------------   ---------------

Profit/(loss) for the period
attributable to equity holders of
the parent                               $212,240          $(36,195)         N/A
                                  ===============   ================

Earnings per share -- basic                 $0.27            $(0.05)
                   --diluted                $0.26            $(0.05)

Earnings per share before
  restructuring charge (2005) and
  U.S. regulatory settlement (2004),
   basic and diluted                        $0.34              $0.35

Dividends paid                           $134,118           $135,681
Final dividend proposed per share (pence)    5.5p               5.0p
Final dividend proposed                   $78,471            $78,645

                                  AMVESCAP PLC
                          Consolidated Income Statement
             (Unaudited, in thousands other than per share amounts)


                                                                                  %
                                         Q405             Q305           Change            Q205              Q105           Q404
                                      ------------     ------------                    ------------     ------------    ------------
Revenues:
  Management                            $573,674         $555,715           3.2%         $542,479          $541,782        $533,835
  Service and distribution               129,330          125,895           2.7%          140,530           142,455         154,944
  Other                                   31,676           35,016          (9.5)%          34,804            25,862          41,529
                                      ------------     ------------                    ------------     ------------    ------------
Total revenues                           734,680          716,626           2.5%          717,813           710,099         730,308
   Third-party distribution, service
     and advisory fees                  (183,238)        (180,383)          1.6%         (170,020)         (172,340)       (164,955)
                                      ------------     ------------                    ------------     ------------    ------------
Net revenues                             551,442          536,243           2.8%          547,793           537,759         565,353
                                      ------------     ------------                    ------------     ------------    ------------
Operating expenses:
  Compensation                          (263,434)        (267,308)         (1.4)%        (259,081)         (254,883)       (257,139)
  Marketing                              (33,638)         (28,169)         19.4%          (38,166)          (39,587)        (29,945)
  Property and office                    (26,866)         (40,953)        (34.4)%         (31,118)          (31,357)        (34,551)
  Technology/telecommunications          (31,581)         (33,464)         (5.6)%         (36,934)          (36,987)        (34,762)
  General and administrative             (71,814)         (53,287)         34.8%          (48,580)          (45,781)        (70,421)
  Restructuring charge                   (75,690)              --            N/A               --                --              --
                                      ------------     ------------                    ------------     ------------    ------------
Total operating expenses                (503,023)        (423,181)         18.9%         (413,879)         (408,595)       (426,818)
                                      ------------     ------------                    ------------     ------------    ------------
Operating profit                          48,419          113,062         (57.2)%         133,914           129,164         138,535
Gain on sale of business                      --           32,626        (100.0)%              --                --              --
Other(loss)/income                        (9,304)          (6,557)           N/A            1,229             2,667           8,216
Interest expense                         (20,511)         (20,063)          2.2%          (23,579)          (20,989)        (26,839)
                                      ------------     ------------                    ------------     ------------    ------------
Profit before taxation                    18,604          119,068         (84.4)%         111,564           110,842         119,912
Taxation                                 (23,376)         (43,778)        (46.6)%         (39,919)          (39,617)        (49,686)
                                      ------------     ------------                    ------------     ------------    ------------
(Loss)/profit after taxation              (4,772)          75,290            N/A           71,645            71,225          70,226
Minority interests                          (256)            (370)        (30.8)%            (376)             (146)           (443)
                                      ------------     ------------                    ------------     ------------    ------------
(Loss)/profit for the period
  attributable to equity holders
  of the parent                          ($5,028)         $74,920            N/A          $71,269           $71,079         $69,783
                                      ============     ============                    ============     ============    ============



Earnings per share, basic and diluted
                                            ($0.01)           $0.09                           $0.09            $0.09           $0.09

Earnings per share before restructuring
   charge, basic and diluted
                                             $0.07            $0.09                           $0.09            $0.09           $0.09

Average shares outstanding:
   ---basic                                794,511          794,052                         793,822          793,434         797,641
   ---diluted                              810,134          807,516                         801,164          800,668         800,753


                                  AMVESCAP PLC
                           Consolidated Balance Sheet
                            (Unaudited, in thousands)

                                      Dec 31, 2005            Dec 31, 2004
                                   --------------------    -------------------

Non-current assets
    Goodwill                                 $4,213,648              $4,317,391
    Intangible assets                            98,971                 129,869
    Property and equipment                      180,044                 226,987
    Deferred sales commissions                   78,944                 110,982
    Deferred tax assets                         150,600                 150,114
    Investments                                 149,410                 134,478
                                    --------------------    -------------------

                                              4,871,617               5,069,821
Current assets
    Trade and other receivables                 749,181                 844,358
    Investments                               1,202,076                 958,524
    Cash and cash equivalents                   754,754                 546,928
                                    --------------------    -------------------

                                              2,706,011               2,349,810

Total assets                                  7,577,628               7,419,631
Current liabilities
    Current maturities of long-term debt       (10,106)                (79,476)
    Trade and other payables                (2,461,006)             (2,218,862)
    Provisions                                 (52,108)                (28,449)
                                    --------------------    -------------------
                                            (2,523,220)             (2,326,787)

Net current assets                              182,791                 23,023
Non-current liabilities
     Long-term debt                         (1,212,130)             (1,302,168)
     Deferred tax liabilities                  (43,496)                (36,655)
     Provisions                               (182,479)               (211,054)
                                    --------------------    -------------------

Total liabilities                           (3,961,325)             (3,876,664)

Net assets                                  $3,616,303              $3,542,967
                                    ====================    ===================

Equity
    Share capital                              $81,811                $388,953
    Share premium                               84,968               1,345,143
    Shares held by employee trusts            (413,473)               (456,717)
    Exchangeable shares                        431,778                 593,025
    Retained earnings                          638,739                 571,574
    Other reserves                           2,789,187               1,098,468
                                     -------------------    -------------------

    Equity attributable to equity
    holders of the parent                    3,613,010               3,540,446
    Minority interests                           3,293                   2,521
                                    --------------------    -------------------

Total equity                                $3,616,303              $3,542,967
                                    ====================    ===================

                                  AMVESCAP PLC
                   Consolidated Statement of Changes in Equity
                            (Unaudited, in thousands)



                                                                   2005
                                                        -----------------------
January 1, 2005                                                      $3,542,967
Adoption of IAS 32/39 at January 1, 2005                                 29,100
Profit after taxation                                                   213.388
Currency translation differences on investments
 in overseas subsidiaries                                              (111,029)
                                                        -----------------------

Total equity before transactions with owners                          3,674,426
Dividends                                                              (134,118)
Exercise of options                                                       7,720
Acquisition earn-out                                                      2,193
Gains on available-for-sale assets                                        5,371
Tax impact of equity transactions                                         8,151
Increase in share-based payment reserve                                  52,560
                                                        -----------------------
December 31, 2005                                                    $3,616,303
                                                        -----------------------

                                  AMVESCAP PLC
                        Consolidated Cash Flow Statement
                            (Unaudited, in thousands)

                                                      Year Ended Dec 31,
                                          -------------------------------------
                                                     2005                  2004
                                          ----------------     -----------------
Operating profit                                 $424,559               $87,325
   Amortization and depreciation                   94,463                92,522
   Interest paid, net of investment income        (86,232)              (59,388)
   Taxation                                      (118,789)             (133,113)
   Change in other assets and liabilities         155,109               216,570
                                          ----------------     -----------------

Net cash inflow from operating activities         469,110               203,916

Investing activities:
   Capital expenditures, net of sales             (35,995)              (50,583)
   Disposal/(purchase) of long-term
       investments, net                            13,252                (2,511)
   Dispositions and acquisitions                   53,640               (53,884)
                                           ---------------     -----------------

    investing activities                           30,897              (106,978)

Financing:
   Dividends paid                                (134,118)             (138,207)
   Net repayment of debt                         (160,476)              100,476
   Other financing                                  7,719               (87,489)
                                           ----------------     ----------------
Net cash outflow from financing activities       (286,875)             (125,220)

Increase/(decrease) in cash and cash equivalents  213,132               (28,282)
Foreign exchange                                   (5,306)               11,884
Cash and cash equivalents, beginning of period    546,928               563,326
                                           ----------------     ----------------

Cash and cash equivalents, end of period         $754,754              $546,928
                                           ================     ================

                                      Notes


1.   Accounting policies
     The accounting policies used in the preparation of this earnings release follow IFRS in effect as of the date of this release. The comparative period has been restated to apply these IFRS on a consistent basis (see
     Note 10). The most significant changes due to the IFRS transition are:
o The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill into the currency of the underlying acquired entities (IAS 21);
o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2);
o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2);
o The inclusion in the balance sheet of all employee benefit liabilities (IAS 19); and
o The reclassification of certain income statement and balance sheet items for disclosure purposes, including the presentation of third-party distribution fees, service fees and advisory fees in the income statement separately from total revenues.

     AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005, and is expected to be sent to shareholders in March 2006. The accounting policies applied to the information in this earnings release are consistent with those that will be applied in the 2005 Annual Report. Please refer to www.amvescap.com for a more detailed discussion of these policies.

2.   Adoption of accounting standards
     AMVESCAP has adopted IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" as of January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. Shareholders' equity increased by $29.1 million as a result of these changes primarily arising from the recognition of net unrealized gains on investments classified as available for sale. Also as a result of the adoption of IAS 39, a charge of $6.8 million was recorded into Other (loss)/income during 2005. This charge was the result of foreign exchange revaluation of the U.S. dollar senior notes into sterling, and was recorded before the change in foreign currency from sterling to U.S. dollars (discussed in Note 3).

3.

3.   Presentation Currency
     AMVESCAP PLC redenominated its share capital and changed its presentation currency from sterling to U.S. dollars on December 8, 2005. The balance sheet information presented in this earnings release has been translated to U.S. dollars using the exchange rates at the balance sheet dates. The income statements and cash flows have been translated at the average rates for each period presented. The U.S. dollar to sterling rates used are as follows:

                                    2005                     2004
                             --------------------     --------------------
      Average:
        1st Quarter                 $1.88                    $1.83
        2nd Quarter                 $1.85                    $1.81
        3rd Quarter                 $1.76                    $1.81
        4th Quarter                 $1.74                    $1.89

      Ending:
        December 31                 $1.74                    $1.92


4.   Taxation
     A significant proportion of the tax charge arose from U.S. and Canadian operations. The effective tax rate is 40.7% in 2005
     (37.7% before the restructuring charge) and 191.4% in 2004 (37.5% before the U.S. regulatory settlement).

5.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

                                                     2005
                                  ---------------------------------------------

     in thousands other than
     per share amounts             Profit for    Number of shares   Per share
                                   the period                       Amount
                              ---------------   ------------------  -----------
     Basic earnings per share        $212,240              793,958        $0.27
                                                                      ==========
     Dilutive effect of
     share-based awards                   --                11,105
                              ---------------   -----------------

     Diluted earnings per share      $212,240               805,063       $0.26
                              ---------------   --------------------  =========

                                                      2004
                                  ---------------------------------------------
                                   Loss for the     Number of shares  Per share
                                   period                              Amount
                                  --------------    ---------------     -------
     Basic and diluted earnings
     per share                        $(36,195)             802,160      $(0.05)
                                  --------------   -----------------   ========

6.

6.   Acquisitions and dispositions
     On July 15, 2005, AMVESCAP completed the disposal of the AMVESCAP Retirement business. The results of this business are included through the closing date of the transaction. A gain of $32.6 million has been recorded within other income. Revenues of $33.5 million were derived by the AMVESCAP Retirement business in 2005 through the date of disposal. The disposal is analyzed as follows:

      $ thousands
      Total net assets                                     23,460
      Gain on disposal                                     32,626
                                            ----------------------
      Cash consideration                                   56,086

     In December 2005, AMVESCAP outsourced its banking operations in Germany and, on January 31, 2006, completed the sale of its German banking license. Net assets at December 31, 2005 were $7.1 million. For the year ended December 31, 2005 the German bank recorded revenues of $14.4 million.

     On January 23, 2006 AMVESCAP announced the acquisition of PowerShares Capital Management LLC ("PowerShares"). The transaction, subject to certain conditions including approvals from the Board of Directors and the shareholders of PowerShares, is expected to close in the second or third quarter of 2006. The initial purchase consideration is $60 million to be paid on closing. Additional consideration of up to a maximum of $670 million is payable in the future depending on the achievement of various revenue and assets under management growth targets being reached.

7.   Restructuring charge and U.S. regulatory settlement
     The consolidated net income statement for 2005 includes a restructuring charge of $75.7 million. The charge relates to operational and structural charges made in 2005 as a result of a review of the business. The charge is comprised of the following:

      $ millions
      Staff termination costs                             45.1
      Property costs                                      20.4
      Fund rationalization costs                           6.9
      Other                                                3.3
                                            --------------------
      Total restructuring charge                          75.7
                                            --------------------
      Taxation                                           (17.4)
                                            --------------------
      Net income charge                                   58.3
                                            --------------------
      Per share impact                                    $0.07
                                            --------------------


     The consolidated income statement for 2004 includes a charge of $413.2 million ($318.2 million after tax, or $0.39 per share) relating to the mutual fund market timing investigations by regulators in the United States. The charge comprised settlement payments and civil penalties of $376.7 million, along with related costs of $36.5 million, primarily additional legal costs associated with the investigations. Previously, when reporting under U.K. GAAP, the settlement was included in exceptional items totaling $450.3 million. The exceptional items, as reported in 2004, also included $37.0 million primarily relating to estimates of lease payments in excess of the expected sublease proceeds over the remaining lives of the leases. These amounts have been reclassified into operating expenses.

8.   Dividends
     A final dividend in respect of 2005 of 5.5p per share (approximately $0.10 per share, or $78.5 million, at an exchange rate of $1.74 per (pound)1.00:
     $76.3 million for ordinary shares and $2.2 million for exchangeable shares) has been proposed by the Board and will be paid, subject to shareholder approval, in May 2006. The dividend will be accrued when approved by shareholders. A final dividend in respect of 2004 of 5.0p per share ($0.09 per share, or $75.0 million, at an exchange rate of $1.83: $72.4 million for ordinary shares and $2.6 million for exchangeable shares) was approved at the Annual General Meeting of Shareholders on April 28, 2005, and charged to retained earnings at that time. This dividend was paid on May 4, 2005, to shareholders on the register on April 1, 2005.

     An interim 2005 dividend of 4.0p per share (2004: 2.5p) ($0.07 per share, or $59.1 million, at an exchange rate of $1.79: $57.1 million for ordinary shares and $2.0 million for exchangeable shares) was declared by the Board of Directors on August 2, 2005, and was paid on October 12, 2005 to shareholders on the register on September 9, 2005.

9.   Credit facility
     On March 31, 2005, AMVESCAP entered into a new five-year credit agreement ("credit facility") with a group of lenders, providing a revolving credit facility in an aggregate principal amount of up to $900 million. Under certain conditions, the aggregate commitments under the credit facility may be increased to $1.2 billion. The credit facility requires specified financial ratios to be maintained, including a maximum debt to EBITDA ratio of 3.25:1 and a minimum interest coverage ratio of 4.0:1.

10.  Reconciliations from U.K. GAAP to IFRS
     Prior to January 1, 2005, AMVESCAP reported its results of operations under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). Beginning January 1, 2005, AMVESCAP transitioned from U.K. GAAP to International Financial Reporting Standards ("IFRS"). The tables below reconcile total shareholders' funds at December 31, 2003, and December 31, 2004 under U.K. GAAP to total equity under IFRS, and loss after taxation for the year ended December 31, 2004 from U.K. GAAP to IFRS.

     Reconciliation of total U.K. GAAP total shareholders' funds to IFRS total equity

    $ millions                             Dec 31, 2003            Dec 31, 2004
                                         --------------            ------------
    U.K. GAAP total shareholders' funds          $3,650                  $3,577
    IFRS Transition Adjustments:
    Goodwill and intangibles                       (230)                    (31)
    Shared based payment                            (12)                    (13)
    Defined benefit obligation, net                 (55)                    (58)
    Dividends                                        94                      79
    Other                                            (5)                    (11)
                                         ---------------           -------------
    IFRS total equity                             $3,442                 $3,543
                                        ================           ============

Reconciliation of U.K. GAAP loss after taxation to IFRS loss after taxation

                                                               Year ended
    $ millions                                               Dec 31, 2004
                                                        -----------------------
    U.K. GAAP profit/(loss) after taxation                             $(312)
    IFRS Transition Adjustments:
    Goodwill and intangibles                                             280
    Defined benefit obligation, net                                       --
    Sale of business                                                       5
    Other                                                                 (9)
                                                        -----------------------
    IFRS profit/(loss) after taxation                                   $(36)
                                                        =======================

     IFRS Transition Adjustments:
     Goodwill and intangibles. AMVESCAP has chosen to apply IFRS 3 prospectively from the date of transition. This has resulted in the value of goodwill arising from previous acquisitions being frozen at the value held on the AMVESCAP balance sheet at January 1, 2004 and the reversal of any amortization charged in 2004. AMVESCAP has elected to apply IAS 21 retrospectively to its goodwill and intangible asset balances, which were previously recorded in pounds sterling from their respective acquisition dates. The result of this application is that the goodwill and intangible assets have been redenominated into their underlying currencies and will subsequently be re-measured each reporting date for the effect of changes in foreign exchange rates.

     Share-based payment. AMVESCAP will recognize a charge in the Income Statement for the fair value of outstanding share awards granted to employees after November 7, 2002. The charge has been calculated using a stochastic option valuation model and will be charged over the relevant vesting periods, adjusted to reflect expected and actual levels of vesting.

     Defined benefit obligation, net. AMVESCAP will recognize the net liability for defined benefit post retirement plan schemes on the balance sheet and will take actuarial gains and losses on a systematic basis to the Income Statement, in accordance with the permitted methods of recognition under IAS 19.

     Sale of business. During 2004, AMVESCAP disposed of its U.K. and Jersey businesses of Atlantic Wealth Management and included the previously written off goodwill related to this business in the calculation of the net gain resulting from the sale. Under IFRS 1 goodwill previously deducted from equity is not recognized in the opening balance sheet and that goodwill is not transferred into the Income Statement upon disposal of the business. This had the effect of increasing the gain reported under U.K. GAAP.

     Dividends. AMVESCAP will recognize dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date.

     Other. Other adjustments upon transition to IFRS include the recognition and establishment of accruals related to compensated absences, foreign exchange items and certain tax adjustments.

     Reclassifications. For disclosure purposes, IFRS requires that certain reclassifications be made to the financial statements that were presented under U.K. GAAP, including the presentation of distribution, transfer agent, and sub-advisory fees in the income statement separately from total revenues. Certain balance sheet reclassifications were made, including the presentation of the policyholder assets as investments (previously included in receivables), the presentation of software assets as intangible assets (previously included in property and equipment assets), and the separation of deferred tax liabilities from provisions.

11.  Statutory financial statements
     The financial information shown in this earnings release, which was approved by the Board of Directors on February 3, 2006, is unaudited and does not constitute statutory financial statements. The 2004 Annual Report has been filed with the Register of Companies on which the auditors issued a report, which was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                  AMVESCAP PLC
                             Assets Under Management

(billions)                              2005           2004          % Change
----------------------------------- ------------  ------------    -------------
Beginning Assets                         $382.1         $370.6
Inflows                                    66.3           67.0           (1.0)%
Outflows                                  (82.5)         (86.5)          (4.6)%
                                    ------------  ------------

Net flows                                 (16.2)         (19.5)          (16.9)%
Market gains/reinvestment                  24.4           26.0            (6.2)%
Change in money market funds and other      0.5           (8.3)            N/A
Acquisitions                                --             6.1          (100.0)%
Foreign currency                           (4.5)           7.2             N/A
                                    ------------  -------------

Ending Assets                            $386.3         $382.1             1.1%
                                    ============ ==============

Average AUM                              $377.6         $371.3             1.7%




By channel: (billions)                              Total                  Retail             Institutional         High Net Worth
--------------------------------------------- ------------------ --- ------------------ --- ----------------- --- ------------------
December 31, 2004                                        $382.1                 $186.0               $180.9                   $15.2
Inflows                                                    66.3                   41.2                 21.3                     3.8
Outflows                                                  (82.5)                 (53.3)               (25.8)                   (3.4)
                                              ------------------     ------------------     -----------------     ------------------
Net flows                                                 (16.2)                 (12.1)                (4.5)                    0.4
Market gains/reinvestment                                  24.4                   16.0                  7.9                     0.5
Change in money market funds and other                      0.5                    1.9                 (1.6)                    0.2
Foreign currency                                           (4.5)                  (1.6)                (2.9)                   --
                                              ------------------     ------------------     -----------------     ------------------
December 31, 2005                                        $386.3                 $190.2               $179.8                   $16.3
                                              ==================     ==================     =================     ==================

                                                                 Fixed                         Money         Stable         Alter-
By asset class: (billions)        Total         Equity          Income        Balanced        Market          Value        natives
------------------------------ ----------- -- ----------- --- ----------- -- ----------- -- ----------- -- ----------- -- ----------
December 31, 2004                  $382.1        $178.5           $44.8          $44.1          $50.0          $43.2          $21.5
Inflows                              66.3          30.0            14.5            7.8            3.3            4.2            6.5
Outflows                            (82.5)        (45.6)          (10.4)         (12.5)          (3.5)          (3.0)          (7.5)
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
Net flows                           (16.2)        (15.6)            4.1           (4.7)          (0.2)           1.2           (1.0)
Market gains/reinvestment            24.4          17.9             1.2            1.7             --            2.4            1.2
Change in money market funds
and other                             0.5            --              --             --            0.5             --             --
Foreign currency                     (4.5)         (3.3)           (0.8)           0.1             --             --           (0.5)
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
December 31, 2005                  $386.3        $177.5           $49.3          $41.2          $50.3          $46.8          $21.2
                               ===========    ===========     ===========    ===========    ===========    ===========    ==========


By entity: (billions)                              AIM                          INVESCO
                                           --------------------- --------------------------------------
                                Total        U.S.      Canada      U.S.        U.K.      Europe/Asia        PWM
---------------------------------------------------------------------------------------------------------------------
December 31, 2004                 $382.1     $137.6      $34.6     $121.0       $49.6          $24.1          $15.2
Inflows                             66.3       12.6        5.9       16.7        19.0            8.3            3.8
Outflows                           (82.5)     (28.0)      (5.7)     (24.0)      (11.9)          (9.5)          (3.4)
                             ------------- ---------- ---------- ---------- ----------- --------------- -------------
Net flows                          (16.2)     (15.4)       0.2       (7.3)        7.1           (1.2)           0.4
Market gains/reinvestment           24.4        5.1        2.2        4.4         8.8            3.4            0.5
Change in money market funds
and other                            0.5        0.7       --         --          --             (0.2)          --
Foreign currency                    (4.5)      --          2.1       (0.4)       (4.2)          (2.0)          --
                             ------------- ---------- ---------- ---------- ----------- --------------- -------------
December 31, 2005                 $386.3     $128.0      $39.1     $117.7       $61.3          $24.1          $16.1
                             ============= ========== ========== ========== =========== =============== =============

                                  AMVESCAP PLC
                             Assets Under Management


(billions)                                      Q405            Q305        % Change          Q205           Q105            Q404
------------------------------------------------------------------------------------------------------------------------------------
Beginning Assets                                 $380.5         $373.2                         $375.4         $382.1         $362.7
Inflows                                            15.8           15.7         0.6%              17.6           17.2           15.8
Outflows                                          (19.5)         (20.0)        2.5%             (23.3)         (19.7)         (23.4)
                                             -----------    ------------                  ------------    -----------    -----------
Net flows                                          (3.7)          (4.3)       14.0%              (5.7)          (2.5)          (7.6)
Market gains/reinvestment                           8.9           11.1       (19.8)%              5.8           (1.4)          20.8
Change in money market funds and other              1.8            0.1           N/A              0.5           (1.9)           0.8
Foreign currency                                   (1.2)           0.4           N/A             (2.8)          (0.9)           5.4
                                             -----------    ------------                  ------------    -----------    -----------
Ending Assets                                    $386.3         $380.5         1.5%            $373.2         $375.4         $382.1
                                             ===========    ============                  ============    ===========    ===========

Average AUM                                      $380.9         $378.1         0.7%            $372.7         $377.4         $374.0


By channel: (billions)                             Total                  Retail             Institutional          High Net Worth
------------------------------------------------------------------------------------------------------------------------------------
September 30, 2005                                      $380.5                 $190.0                 $174.6                  $15.9
Inflows                                                   15.8                   11.0                    4.0                    0.8
Outflows                                                 (19.5)                 (13.7)                  (5.1)                  (0.7)
                                             ------------------     ------------------     ------------------     ------------------
Net flows                                                 (3.7)                  (2.7)                  (1.1)                   0.1
Market gains/reinvestment                                  8.9                    5.9                    2.7                    0.3
Change in money market funds and other                     1.8                   (2.4)                   4.2                     --
Foreign currency                                          (1.2)                  (0.6)                  (0.6)                    --
                                             ------------------     ------------------     ------------------     ------------------
December 31, 2005                                       $386.3                 $190.2                 $179.8                  $16.3
                                             ==================     ==================     ==================     ==================


                                                                 Fixed                         Money         Stable         Alter-
By asset class: (billions)        Total         Equity          Income        Balanced        Market          Value        natives
------------------------------------------------------------------------------------------------------------------------------------
September 30, 2005                 $380.5        $174.6            $47.6          $41.7          $48.7          $46.3         $21.6
Inflows                              15.8           7.7              3.3            2.0            0.7            0.4           1.7
Outflows                            (19.5)        (10.4)            (1.8)          (3.2)          (0.9)          (0.4)         (2.8)
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
Net flows                            (3.7)         (2.7)             1.5           (1.2)          (0.2)          --            (1.1)
Market gains/reinvestment             8.9           6.5              0.4            0.7           --              0.5           0.8
Change in money market funds
and other                             1.8          --               --             --              1.8           --             --
Foreign currency                     (1.2)         (0.9)            (0.2)          --             --             --            (0.1)
                               -----------    -----------     -----------    -----------    -----------    -----------    ----------
December 31, 2005                  $386.3        $177.5            $49.3          $41.2          $50.3          $46.8         $21.2
                               ===========    ===========     ===========    ===========    ===========    ===========    ==========

By entity: (billions)                             AIM                          INVESCO
                                          --------------------- --------------------------------------
                                Total       U.S.      Canada      U.S.        U.K.      Europe/Asia        PWM
--------------------------------------------------------------------------------------------------------------------
September 30, 2005               $380.5      $128.7      $38.4     $117.2      $56.4           $24.1          $15.7
Inflows                            15.8         2.6        1.2        3.0        5.9             2.3            0.8
Outflows                          (19.5)       (6.8)      (1.5)      (4.3)      (3.4)           (2.8)          (0.7)
                             ------------ ---------- ---------- ---------- ----------- --------------- -------------
Net flows                          (3.7)       (4.2)      (0.3)      (1.3)       2.5            (0.5)           0.1
Market gains/reinvestment           8.9         1.6        0.8        1.9        3.4             0.9            0.3
Change in money market funds
and other                           1.8         1.9       --         --         --              (0.1)          --
Foreign currency                   (1.2)       --          0.2       (0.1)      (1.0)           (0.3)          --
                             ------------ ---------- ---------- ---------- ----------- --------------- -------------
December 31, 2005                $386.3      $128.0      $39.1     $117.7      $61.3           $24.1          $16.1
                             ============ ========== ========== ========== =========== =============== =============

                                  AMVESCAP PLC
                    Additional Income and Expense Information


The Consolidated Income Statements for 2005 and 2004 include the following items:

                                                          2005                                           2004
                                      ---------------------------------------------    ------------------------------------------
$ millions                                Q405             Q305          Full Year         Q304           Q104         Full Year
                                      -------------    -------------    -----------    -----------    ------------   ------------

Operating items:
  Compensation - Expenses related
     to German Bank                            --              (4.7)           (4.7)           --              --             --
  Compensation - Recruitment                   --             (11.8)          (11.8)           --              --             --
  Property and Office - Leasehold
     charges                                   --             (11.4)          (11.4)         (37.0)            --         (37.0)
  General and Administration
     - Goodwill impairment                    (16.6)           --             (16.6)           --              --             --

Other (loss)/income items:
  Gain on sale of businesses                   --              32.6            32.6           --             11.8           11.8
   Outsourcing U.K. DC platform
                                               --              (7.2)         (7.2)             --              --             --
  Taiwan bond funds capital infusion
                                              (11.3)           --             (11.3)           --              --             --
  Foreign exchange revaluation                 (6.8)           --            (6.8)             --              --             --


                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  7 February, 2006                   By   /s/  Michael S. Permam
      ----------------                        --------------------------
                                                (Signature)

                                              Michael S. Perman
                                              Company Secretary